Mail Stop 3561

March 11, 2009

Patrick Giordano
Chief Executive Officer
E Global Marketing, Inc.
1730 62nd Street
Brooklyn, New York 11204

   Re: E Global Marketing, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     February 17, 2009
     File No. 333-156531

Dear Mr. Giordano:

   We have reviewed your response letter and amendment to your registration statement on Form S-1 filed February 17, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Directors, Executive Officers, Promoters and Control Persons, page 23

1. We note your response to comment four of our January 27, 2009 letter and your revised disclosure on page 23 of your filing. Please revise the table on page 23 to include Mr. Giordano's position as Chief Financial Officer. Please also revise Mr. Giordano's biography on your web site to include his business experience over the past five years, namely his roles with Boro Fuel Oil Inc. and CARECO Inc., so that it is consistent with the disclosure in your registration statement.

            *   *   *

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, John Fieldsend, Attorney-Advisor, at (202) 551-3343, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Lubin, Esq.
        David Lubin & Associates, PLLC
        (via facsimile)